FORM 6 - K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934


                               As of June 6, 2007



                                  TENARIS, S.A.
                 (Translation of Registrant's name into English)


                                  TENARIS, S.A.
                           46a, Avenue John F. Kennedy
                                L-1855 Luxembourg
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

                         Form 20-F  X   Form 40-F
                                  -----          -----
      Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

                              Yes          No  X
                                 -----       -----


If "Yes" is marked, indicate below the file number assigned to the registrant in
                     connection with Rule 12g3-2(b): 82-   .
                                                        ---

     Tenaris Confirms Dividend Payment and Election of Directors

    LUXEMBOURG--(BUSINESS WIRE)--June 6, 2007--Tenaris S.A. (NYSE:TS)(BCBA:TS)(BMV:TS)(BI:TEN) ("Tenaris") in its annual general shareholders meeting today, approved the consolidated financial statements for the year ended December 31, 2006 and the payment of an annual dividend of US$0.30 per share, (US$0.60 per ADS), or approximately US$354 million. The dividend will be paid on June 21, 2007 and the corresponding ex-dividend date will be June 18.

    The general shareholders' meeting also approved the re-election of the current nine members of the board of directors and the election of Carlos Condorelli, our Chief Financial Officer, to serve as members of the board of directors until the next annual shareholders' meeting, which will be held in June 2008.

    The board of directors subsequently confirmed Amadeo Vazquez y Vazquez, Jaime Serra Puche and Roberto Monti as members of the Company's audit committee, with Mr. Vazquez y Vazquez to continue as chairman. All three members of the audit committee are independent directors.

    The company re-appointed PricewaterhouseCoopers as its independent auditors for the 2007 fiscal year.

    The extraordinary general shareholders' meeting also held today approved the renewal of the validity of the Company's authorized share capital for a further five years and the authorization to the Company's board of directors to issue shares within that limit on the same terms and conditions as previously.

    Tenaris is the leading global manufacturer and supplier of tubular products, high performance premium connection and related services for the world's oil and gas industry and other industrial applications.


    CONTACT: Tenaris
             Nigel Worsnop, 1-888-300-5432
             www.tenaris.com

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris's press release where it confirms dividend payment and election of directors

                                    SIGNATURE



Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date: June 6, 2007



                                  Tenaris, S.A.




By: /s/ Cecilia Bilesio
-----------------------
Cecilia Bilesio
Corporate Secretary